EXHIBIT 99.43

Acclaim Energy Trust to present at the FirstEnergy East Coast Canadian Energy Conference in New York

CALGARY, Feb.  25 /CNW/ – Notification of live webcast event:

Acclaim Energy Trust
Live webcast presentation
Wednesday, March 2, 2005, 9:24 AM ET

To listen and view this online event, please visit:

http://www.firstenergy.com/NY05/ae_un.htm

The presentation will be available in an archived version at this link for 30 days following the live presentation.

/For further information: on the webcast please visit www.firstenergy.com or contact: J. Paul Charron, President and CEO, Acclaim Energy Trust, (403) 539-6330;

To request a free copy of this organization’s annual report, please go to http://www.newswire.ca and click on reports(at)cnw./